UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 6.4% FOR MONTH OF MARCH

Guadalajara, Jalisco, México, April 8, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of March 2015 compared to traffic figures for March 2014.

During March 2015, total terminal passengers increased 6.4% compared to the same period of the previous year. Domestic passenger traffic increased 9.4%, while international passenger traffic increased 2.2% compared to March 2014.

Domestic Terminal Passengers (in thousands):

For more information please visit www.aeropuertosgap.com.mx or contact :

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01(333) 8801100 ext 216	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us: http://twitter.com/aeropuertosGAP

                    grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

GAP Passenger Traffic Report March 2015	Page 2 of 4

Events for the Period

During the month of March, it is important to highlight that the following routes have opened:

    Guadalajara to Dallas Fort Worth by VivaAerobus
    Guadalajara to Houston, Guadalajara to Torreon, La Paz to Culiacan, Los Cabos to Culiacan and Tijuana to Torreon by Volaris
    Los Cabos to San Diego by Delta
    Los Cabos to Washington DC by United.

The Company would like to mention some items related to its traffic results for the month of March:

  Aguascalientes and Guanajuato: The Bajio region continues to achieve substantial industrial growth, which has favored the opening of new routes and increased frequencies at both airports. Aguascalientes and Guanajuato experienced the best first quarter in the history of the concession in terms of passenger traffic.

  Guadalajara: This airport has achieved the highest number of air links in its history. During March, commercial operations took place with 51 different airports, of which 27 corresponded to the domestic market and 24 to the international market.

  Los Cabos: Traffic has recovered after Hurricane Odile and has stabilized within the range of -10% to -5% compared to that of 2014. Currently, hotel capacity has recovered to 83% of available rooms at this destination. The Company expects that the reopening of hotels during the following months will increase airline offerings and visitor flow.

  Tijuana: Demand has remained stable during the first quarter, despite the reduction in the number of available seats to this destination; Interjet is the main growth driver with the opening of five routes during the second half of the year. Although there was a decrease during the prior year, passenger traffic is 10.5% higher than in 2013, which indicates a positive trend in demand for the second half of the year.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

GAP Passenger Traffic Report March 2015	Page 3 of 4

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report March 2015	Page 4 of 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLAREAL GARCÍA Name: Saúl Villareal García Title: Chief Financial Officer

Date: April 8, 2015